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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Kelly     Kim       D.
   (Last)  (First)  (Middle)

   c/o Insight Communications Company, Inc.
       126 East 56th Street
   (Street)

   New York   NY     10022
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Insight Communications Company, Inc. (ICCI)


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year
   July, 1999


5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

       Executive Vice President
       Chief Operating and Financial Officer


7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------





                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Class B Common Stock                         None       7/26/99    J(1)              838,420                   Immed.       None
Employee Stock Option                       $ 24.50     7/21/99     A       V        823,345                    (4)        7/20/09
(Right to buy)(3)
Employee Stock Option                       $ 24.50     7/21/99     A       V         20,405                    (5)        7/20/04
(Right to buy)(3)


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Class B Common Stock         Class A Common Stock(2)        838,420        (1)           838,420           D
Employee Stock Option        Class B Common Stock           823,345                      823,345           D
(Right to buy)(3)
Employee Stock Option        Class B Common Stock            20,405                       20,405           D
(Right to buy)(3)

Explanation of Responses:

(1) The Reporting Person acquired Class B Common Stock immediately prior to the consummation of the Issuer's initial public offering in respect of a partnership based upon a price per share of $24.50.

(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the occurrence of certain events that are specified in the Issuer's Restated Certificate of Incorporation.

(3)  Each line represents options relating to a single option grant.

(4)  The option vests in five equal installments beginning on July 21, 2000.

(5)  The option vests in five equal installments beginning on July 21, 2000.


/s/ Kim D. Kelly                                 August 10, 1999
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
      Kim D. Kelly

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).